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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*

                             RAINFOREST CAFE, INC.

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                                (Name of Issuer)

                           Common Stock, no par value

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                         (Title of Class of Securities)

                                  75086K 10 4

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                                 (CUSIP Number)

                              Mr. Steven Schussler
                             720 South Fifth Street
                               Hopkins, MN 55343
                             Phone:  (612) 945-5400

                                With a copy to:
                              Neil P. Ayotte, Esq.
                       Maslon Edelman Borman & Brand, LLP
                              3300 Norwest Center
                            90 South Seventh Street
                           Minneapolis, MN 55402-4140
                             Phone:  (612) 672-8200

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 9, 2000

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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  75086k 10 4            13D

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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Steven Schussler

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
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                8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH       1,038,192(+)
 REPORTING      ----------------------------------------------------------------
  PERSON        9   SOLE DISPOSITIVE POWER
   WITH
                    0
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                10  SHARED DISPOSITIVE POWER
                    1,038,192(+)

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,038,192(+)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.44%(+)
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14   TYPE OF REPORTING PERSON (See Instructions)
     IN

+ The filing of this Schedule 13D is not, and shall not be construed as, an admission that Landry's or any of its executive officers or directors beneficially owns any of the shares of Rainforest common stock subject to the Stockholder Agreements. Nor is the filing of this Schedule 13D, nor shall it be construed as, an affirmation of the existence of a group as defined in Rule 13d-3(a).

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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, no par value, of Rainforest Cafe, Inc., a Minnesota corporation ("Rainforest"). The address of Rainforest's principal executive offices is 720 South Fifth Street, Hopkins, Minnesota 55343. The principal executive officers of Rainforest are Lyle Berman, Chairman of the Board and Chief Executive Officer and Kenneth W. Brimmer, President.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Steven Schussler. Mr. Schussler's business address is 720 South Fifth Street, Hopkins, Minnesota 55343. Mr. Schussler is currently Senior Vice President - Development of Rainforest.

         During the last five years, Mr. Schussler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Schussler is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         On February 9, 2000, Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"), LSR Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Landry's ("Merger Sub"), and Rainforest entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the Merger Agreement, Landry's entered into a Stockholder Agreement dated as of




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February 9, 2000 with each of Lyle Berman and Steven Schussler (each, a
"Stockholder Agreement"). The discussion in this Schedule 13D of the Stockholder Agreements and the Merger Agreement and the principal terms thereof is subject to, and qualified in its entirety by reference to, the Stockholder Agreements and the Merger Agreement which are incorporated herein by reference and filed as exhibits hereto.

         As of the date of the Stockholder Agreements, Mr. Berman held 1,524,749 shares of Rainforest common stock (or approximately 6.6% of the outstanding Rainforest common stock) and Mr. Schussler held 930,000 shares of Rainforest common stock (or approximately 4.0% of the outstanding Rainforest common stock). As of February 9, 2000, 23,272,232 shares of Rainforest common stock were issued and outstanding.

         Pursuant to the Stockholder Agreements, each of Messrs. Berman and Schussler agreed, among other things, to vote (or cause to be voted) at any meeting of the holders of Rainforest common stock, or in connection with any written consent of the holders of Rainforest common stock, all shares of Rainforest common stock held of record or beneficially owned by him (the "Subject Shares") in favor of the Merger Agreement, the transactions contemplated by the Merger Agreement, and any actions required in furtherance of any of the foregoing. Each of Messrs. Berman and Schussler also agreed to vote their respective Subject Shares against a Company Takeover Proposal (as defined in the Merger Agreement) and against any action or agreement that would impede, frustrate, prevent or nullify the Merger Agreement, result in a breach of the Merger Agreement by Rainforest, or result in a failure of the conditions to consummation of the merger in the Merger Agreement not being fulfilled.

         Pursuant to the Stockholder Agreements, each of Messrs. Berman and Schussler also irrevocably granted to, and appointed, Tilman J. Fertitta, Steven
L. Scheinthal and Paul S. West, and each of them individually, in their respective capacities as officers of Landry's, and any individual who may succeed to any such office of Landry's, such person's proxy and attorney-in-fact (with full power of substitution) to vote each such person's Subject Shares in favor of the transactions contemplated by the Merger Agreement and against any Company Takeover Proposal should either of Mr. Berman or Mr. Schussler fail to cast such a vote of his own accord.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         a.- b. As of February 9, 2000, 23,272,232 shares of Rainforest common stock were issued and outstanding.

                   As of the date hereof, and as a result of the execution of the Stockholder Agreements, Landry's and Mr. Schussler may be deemed to have shared voting and dispositive power with respect to the shares of Rainforest common stock owned by Mr. Schussler and such shares of Rainforest common stock subject to Mr. Schussler's Stockholder Agreement. Mr. Schussler beneficially owns 1,038,192 shares of Rainforest common stock, which includes


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                   94,500 shares acquirable upon the exercise of currently
                   exercisable options, or approximately 4.44% of the outstanding shares of Rainforest common stock as of February 9, 2000. However, the filing of this Schedule 13D is not, and shall not be construed as, an admission that Landry's or any of its executive officers or directors beneficially owns any of the shares of Rainforest common stock subject to the Stockholder Agreements. Nor is the filing of this Schedule 13D, nor shall it be construed as, an affirmation of the existence of a group as defined in Rule 13d-3(a). The Item 2 information with respect Mr. Berman and each of the executive officers and directors of Landry's and the name and business address of any organization in which such employment is conducted, in each case as of the date hereof, are set forth in Schedule 1 attached hereto and incorporated herein by reference.


                   As of the date hereof, Landry's owns 100 shares of Rainforest common stock or less than 0.1% of the outstanding shares of Rainforest common stock and has sole voting and dispositive power with respect to such shares.

                   Except as set forth above, neither Mr. Schussler, nor to the best of Mr. Schussler's knowledge, Landry's or any of the individuals named in Schedule 1 hereto beneficially owns any shares of Rainforest common stock.

         c.        Other than as set forth in this Schedule 13D, neither Mr.
                   Schussler nor, to the best of his knowledge, Landry's nor any of the individuals named in Schedule 1 hereto has effected any transaction with respect to the shares of Rainforest common stock within the last sixty days.

         d.        Not applicable.

         e.        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 above. Except as provided in the Merger Agreement, the Stockholder Agreements and as set forth in this Schedule 13D, neither Mr. Schussler, nor to the best of Mr. Schussler's knowledge, Landry's or any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Rainforest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2.01 Agreement and Plan of Merger, dated as of February 9, 2000, by and among Landry's Seafood Restaurants, Inc., LSR Acquisition Corp. and Rainforest Cafe, Inc.

Exhibit 10.01 Stockholder Agreement, dated as of February 9, 2000, by and between Landry's Seafood Restaurants, Inc. and Lyle Berman.

Exhibit 10.02 Stockholder Agreement, dated as of February 9, 2000, by and between Landry's Seafood Restaurants, Inc. and Steven Schussler.








                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 18, 2000                    /s/ Steven Schussler
                                           --------------------------------
                                                 Steven Schussler




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                                                                      SCHEDULE 1

         The name, business address, principal occupation and organization of employment of the executive officers and directors of Landry's Seafood Restaurants, Inc. ("Landry's") are as follows (citizenship is of the United States of America, unless otherwise indicated). Landry's owns and operates seafood restaurants located in 26 states. Its principal business address is 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056.:

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Name                                Position at                Business Address                     Principal Occupation and
----                                Landry's                   ----------------                     Organization of Employment
                                    --------                                                        --------------------------
Tilman J. Fertitta                  Chairman of the            Landry's Seafood                     President and Chief
                                    Board,                     Restaurants, Inc.                    Executive Officer of
                                    President and              1400 Post Oak Blvd.,                 Landry's
                                    Chief Executive            Suite 1010
                                    Officer                    Houston, Texas  77056
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Steven L. Scheinthal                Director, Vice             Landry's Seafood                     Vice President of
                                    President of               Restaurants, Inc.                    Administration, General
                                    Administration,            1400 Post Oak Blvd.,                 Counsel and Secretary of
                                    General Counsel            Suite 1010                           Landry's
                                    and Secretary              Houston, Texas  77056
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Paul S. West                        Director, Vice             Landry's Seafood                     Vice President of Finance
                                    President of               Restaurants, Inc.                    and Chief Financial Officer
                                    Finance and                1400 Post Oak Blvd.,                 of Landry's
                                    Chief Financial            Suite 1010
                                    Officer                    Houston, Texas  77056
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James E. Masucci                    Director                   Landry's Seafood                     Private business
                                                               Restaurants, Inc.
                                                               1400 Post Oak Blvd.,
                                                               Suite 1010
                                                               Houston, Texas  77056
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Joe Max Taylor                      Director                   Landry's Seafood                     Chief law enforcement
                                                               Restaurants, Inc.                    administrator for Galveston
                                                               1400 Post Oak Blvd.,                 County, Texas
                                                               Suite 1010
                                                               Houston, Texas  77056
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Richard E. Ervin                    Vice President             Landry's Seafood                     Vice President of Operations
                                    of Restaurant              Restaurants, Inc.                    of Landry's
                                    Operations                 1400 Post Oak Blvd.,
                                                               Suite 1010
                                                               Houston, Texas  77056
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

         During the last five years, to the best of Mr. Schussler's knowledge, none of the forementioned executive officers or directors of Landry's has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,



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federal or state securities laws or finding any violation with respect to such laws.


         The name, business address, principal occupation and organization of employment of Mr. Berman is as follows (to the best of Mr. Schussler's knowledge, citizenship of Mr. Berman is of the United States of America):

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Name                                Position at                Business Address                      Principal Occupation and
----                                Rainforest                 ----------------                      Organization of Employment
                                    ----------                                                       --------------------------
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
Lyle Berman                         Chairman of the            Rainforest Cafe, Inc.                 Chairman and Chief Executive
                                    Board and Chief            720 South Fifth Street                Officer of Rainforest;
                                    Executive                  Hopkins, MN  55343                    Director of companies
                                    Officer
------------------------------------------------------------------------------------------------------------------------------------

         During the last five years, to the best of Mr. Schussler's knowledge, Mr. Berman has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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                                INDEX TO EXHIBITS

EXHIBIT                    EXHIBIT
NUMBER                     -------
------

2.01 Agreement and Plan of Merger, dated as of February 9, 2000, by and among Landry's Seafood Restaurants, Inc., LSR Acquisition Corp. and Rainforest Cafe, Inc.

10.01 Stockholder Agreement, dated as of February 9, 2000, by and between Landry's Seafood Restaurants, Inc. and Lyle Berman.

10.02 Stockholder Agreement, dated as of February 9, 2000, by and between Landry's Seafood Restaurants, Inc. and Steven Schussler.